Exhibit 99.1

Compugen Announces CFO Departure

HOLON, ISRAEL, May 10, 2022 - Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, announced today that Mr. Ari Krashin, Chief Financial Officer and Chief Operating Officer of Compugen Ltd. (the “Company”), notified the Company of his wish to depart from his position at the Company to pursue other interests. Mr. Krashin will leave in August 2022 and, until his departure, he will continue to support the Company in his current roles. The departure is not related to any matter connected with the Company’s operations, policies or practices.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody, for the treatment of solid tumors, in Phase 1 as a single agent and in dual, and triple combinations; COM902, a potential best-in-class monoclonal antibody targeting TIGIT for the treatment of solid and hematological tumors, undergoing Phase 1 studies as a single agent and in dual combination with COM701. Partnered programs include bapotulimab an antibody targeting ILDR2 in Phase 1 development, licensed to Bayer under a research and discovery collaboration and license agreement, and a TIGIT/PD-1 bispecific derived from COM902 (AZD2936) in Phase 1/2 development by AstraZeneca through a license agreement for the development of bispecific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, including myeloid targets. Compugen is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Investor Relations contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications Compugen Ltd.
Email: ir@cgen.com
Tel: +1 (628) 241-0071